UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2014

November 14, 2014

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office TEL (03) 3240-3110
Quarterly securities report issuing date: November 28, 2014		Dividend payment date:	December 5, 2014
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2014

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Six months ended	million yen	%	million yen	%	million yen	%
September 30, 2014	2,761,541	6.9	949,892	11.7	578,716	9.1
September 30, 2013	2,583,258	9.6	850,439	49.2	530,204	82.5

(*)	Comprehensive income
September 30, 2014: 1,163,937 million yen, 26.5% ; September 30, 2013: 919,842 million yen, 183.0%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Six months ended	yen	yen
September 30, 2014	40.86	40.66
September 30, 2013	36.82	36.68

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)
As of	million yen	million yen	%
September 30, 2014	264,458,187	15,343,060	5.0
March 31, 2014	258,131,946	15,112,895	5.1

(Reference) Shareholders’ equity as of      September 30, 2014: 13,353,505 million yen;      March 31, 2014: 13,056,060 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2014	—	7.00	—	9.00	16.00
ending March 31, 2015	—	9.00	——	——	——
ending March 31, 2015 (Forecast)	——	——	—	9.00	18.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: Yes
(*2)	The information in the above table is only for dividends on common stock. There is no schedule of dividend payment on classified stock (unlisted) issued by MUFG.

3. Earnings Target for the Fiscal Year ending March 31, 2015 (Consolidated)

MUFG has the target of 950.0 billion yen of consolidated net income for the fiscal year ending March 31, 2015. (There is no change to our earnings target released on May 14, 2014.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: Yes

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

Note:	For more details, please see “(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” in page 3 of Appendix.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2014	14,168,606,920 shares
	March 31, 2014	14,164,026,420 shares
(B) Treasury stocks:	September 30, 2014	2,580,556 shares
	March 31, 2014	2,554,673 shares
(C) Average outstanding stocks:	Six months ended September 30, 2014	14,164,063,621 shares
	Six months ended September 30, 2013	14,158,129,336 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Six Months ended September 30, 2014

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
Six months ended	million yen	%	million yen	%	million yen	%	million yen	%
September 30, 2014	247,952	114.8	236,988	122.7	230,411	131.2	230,901	132.5
September 30, 2013	115,445	6.5	106,401	6.5	99,678	7.7	99,332	7.1

Net Income per Common Stock
Six months ended	yen
September 30, 2014	16.30
September 30, 2013	6.38

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio
As of	million yen	million yen	%
September 30, 2014	10,600,209	8,304,813	78.3
March 31, 2014	10,932,276	8,623,215	78.8

(Reference) Shareholders’ equity as of        September 30, 2014: 8,296,906 million yen;        March 31, 2014: 8,614,482 million yen

* Disclosure regarding the execution of the interim audit process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

* Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward- looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2014	2

(1) Qualitative Information Pertaining to Consolidated Earnings Target	2

2. Information Regarding “Notes” in Consolidated Summary Report	3

(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	3

3. Consolidated Financial Statements	5

(1) Consolidated Balance Sheets	5

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	7

(3) Consolidated Statements of Changes in Net Assets	9

(4) Notes on Going-Concern Assumption	11

4. Non-consolidated Financial Statements	12

(1) Non-consolidated Balance Sheets	12

(2) Non-consolidated Statements of Income	13

(3) Non-consolidated Statements of Changes in Net Assets	14

(4) Notes on Going-Concern Assumption	16

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2014”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 14, 2014 (Friday)

Explanation for investors and analysts:	November 21, 2014 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2014

(1) Qualitative Information Pertaining to Consolidated Earnings Target

MUFG has the target of 950.0 billion yen of consolidated net income for the fiscal year ending March 31, 2015. (There is no change to our earnings target released on May 14, 2014.)

As for other figures released on May 14, 2014, MUFG has revised some of them taking into account the performance of interim results as shown in the following table.

(MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.)

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2015	For the six months ended September 30, 2014 (Results)	For the fiscal year ended March 31, 2014 (Results)	For the six months ended September 30, 2013 (Results)
Total credit costs	0.0	41.1	11.8	25.7
Ordinary profits	1,670.0	949.8	1,694.8	850.4

Net income (loss)	950.0	578.7	984.8	530.2

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	920.0	490.6	855.9	417.9
Total credit costs	60.0	66.9	17.0	27.8
Ordinary profits (losses)	960.0	547.2	1,002.1	455.1

Net income (loss)	570.0	354.4	650.2	269.9

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	180.0	88.9	162.9	71.6
Total credit costs	5.0	9.3	18.0	16.6
Ordinary profits (losses)	185.0	110.1	195.0	87.1

Net income (loss)	115.0	73.3	136.3	62.6

2

Mitsubishi UFJ Financial Group, Inc.

2. Information Regarding “Notes” in Consolidated Summary Report

(1)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in Accounting Policies due to revision of Accounting Standards)

(Accounting Standards regarding Retirement Benefits)

The main clause of Article 35 of the “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, hereinafter “Retirement Benefits Accounting Standard”) and the main clause of Article 67 of the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, hereinafter “Retirement Benefits Guidance”) were adopted from the interim reporting period ended September 30, 2014. Accordingly, the calculation methods of retirement benefit obligation and service cost were changed. Specifically, the method of determining the portion of projected benefit obligation attributed to periods was changed from the straight-line method to the benefit formula basis. In addition, the method of determining the discount rates applied in the calculation of projected benefit obligation was changed from the method using the average period up to estimated benefit payment date to the method using the single weighted average discount rate that reflects the estimated period and amount of benefit payment in each period.

The Retirement Benefits Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 37 of the Retirement Benefits Accounting Standard, and the effect of the change in calculation methods of retirement benefit obligation and service cost were added to or deducted from retained earnings as of April 1, 2014.

As a result, net defined benefit asset decreased by ¥58,569 million, net defined benefit liability decreased by ¥1,594 million, and retained earnings decreased by ¥37,224 million as of April 1, 2014. In addition, both ordinary profits and income before income taxes and others for the six months ended September 30, 2014 increased by ¥821 million, respectively.

3

Mitsubishi UFJ Financial Group, Inc.

(Accounting Standards regarding Business Combinations)

As the “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21 issued on September 13, 2013, hereinafter “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 issued on September 13, 2013, hereinafter “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on September 13, 2013, hereinafter “Business Divestitures Accounting Standard”) and other standards became applicable from the fiscal year beginning on or after April 1, 2014, these standards were adopted from the interim reporting period ended September 30, 2014 (with the exception of Article 39 of the Consolidation Accounting Standard). Accordingly, the accounting method was changed to record the difference arising from changes in equity in subsidiaries which MUFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which they occurred. In addition, regarding business combinations which became or will become effective on or after April 1, 2014, the accounting method was changed to retroactively reflect adjustments to the amount allocated to acquisition cost under provisional accounting treatment on the consolidated financial statements of the interim reporting period in which the relevant business combinations became or will become effective.

The Business Combinations Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2014.

As a result, goodwill decreased by ¥266,925 million, capital surplus decreased by ¥346,454 million, and retained earnings increased by ¥95,134 million as of April 1, 2014. In addition, both ordinary profits and income before income taxes and others for the six months ended September 30, 2014 increased by ¥8,529 million, respectively.

4

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Assets:
Cash and due from banks	23,969,883	31,714,834
Call loans and bills bought	826,851	551,929
Receivables under resale agreements	7,237,125	6,283,051
Receivables under securities borrowing transactions	4,181,660	4,309,158
Monetary claims bought	3,972,145	4,176,581
Trading assets	19,055,354	17,428,975
Money held in trust	583,692	674,774
Securities	74,515,573	73,179,318
Loans and bills discounted	101,938,907	102,571,087
Foreign exchanges	2,040,406	2,259,661
Other assets	8,809,286	9,906,313
Tangible fixed assets	1,540,031	1,552,728
Intangible fixed assets	1,483,352	1,204,280
Net defined benefit assets	460,836	433,641
Deferred tax assets	130,654	85,707
Customers’ liabilities for acceptances and guarantees	8,324,668	8,967,450
Allowance for credit losses	(938,483)	(841,306)

Total assets	258,131,946	264,458,187

Liabilities:
Deposits	144,760,294	144,135,867
Negotiable certificates of deposit	15,548,170	16,983,809
Call money and bills sold	3,465,414	4,078,274
Payables under repurchase agreements	21,626,590	18,679,726
Payables under securities lending transactions	5,534,643	7,053,970
Commercial papers	1,473,631	1,856,537
Trading liabilities	13,964,961	14,166,285
Borrowed money	10,828,601	12,603,521
Foreign exchanges	1,109,198	1,198,510
Short-term bonds payable	435,808	617,503
Bonds payable	7,165,577	7,628,496
Due to trust accounts	1,945,151	2,492,403
Other liabilities	5,965,086	7,498,875
Reserve for bonuses	78,987	67,290
Reserve for bonuses to directors	627	172
Net defined benefit liabilities	51,651	48,331
Reserve for retirement benefits to directors	1,201	960
Reserve for loyalty award credits	13,541	15,016
Reserve for contingent losses	247,351	223,124
Reserves under special laws	2,853	3,273
Deferred tax liabilities	320,014	641,157
Deferred tax liabilities for land revaluation	155,026	154,564
Acceptances and guarantees	8,324,668	8,967,450

Total liabilities	243,019,051	249,115,126

5

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Net assets:
Capital stock	2,140,488	2,141,449
Capital surplus	2,174,384	1,439,477
Retained earnings	7,033,125	7,531,092
Treasury stock	(1,699)	(1,714)

Total shareholders’ equity	11,346,299	11,110,304

Net unrealized gains (losses) on other securities	1,218,397	1,829,793
Net deferred gains (losses) on hedging instruments	8,295	73,028
Land revaluation excess	157,776	159,991
Foreign currency translation adjustments	407,229	254,220
Remeasurements of defined benefit plans	(81,937)	(73,832)

Total accumulated other comprehensive income	1,709,760	2,243,201

Subscription rights to shares	8,732	7,906
Minority interests	2,048,101	1,981,648

Total net assets	15,112,895	15,343,060

Total liabilities and net assets	258,131,946	264,458,187

6

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Ordinary income	2,583,258	2,761,541
Interest income	1,138,726	1,323,557
Interest on loans and bills discounted	777,686	859,679
Interest and dividends on securities	270,514	296,355
Trust fees	53,031	54,145
Fees and commissions	657,532	702,157
Trading income	179,783	144,820
Other business income	283,620	241,648
Other ordinary income	270,563	295,212
Ordinary expenses	1,732,819	1,811,648
Interest expenses	230,089	287,828
Interest on deposits	91,655	133,687
Fees and commissions	92,878	94,502
Trading expenses	1,544	—
Other business expenses	143,435	70,669
General and administrative expenses	1,139,034	1,252,344
Other ordinary expenses	125,836	106,304

Ordinary profits	850,439	949,892

Extraordinary gains	5,674	10,300
Gains on disposition of fixed assets	5,674	1,141
Gains on change in equity	—	9,159
Extraordinary losses	33,386	79,271
Losses on disposition of fixed assets	4,009	4,012
Losses on impairment of fixed assets	2,348	3,789
Provision for reserve for contingent liabilities from financial instruments transactions	319	419
Provision for reserve for contingent losses	—	34,477
Losses on change in equity	—	33,291
Losses on sales of equity securities of subsidiaries	2,170	3,280
Settlement package	24,537	—

Income before income taxes and others	822,727	880,922

Income taxes-current	165,822	184,924
Income taxes-deferred	46,369	57,617

Total taxes	212,192	242,542

Income before minority interests	610,535	638,380

Minority interests	80,330	59,664

Net income	530,204	578,716

7

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Income before minority interests	610,535	638,380
Other comprehensive income
Net unrealized gains (losses) on other securities	(21,571)	591,559
Net deferred gains (losses) on hedging instruments	(18,055)	64,788
Land revaluation excess	(110)	—
Foreign currency translation adjustments	206,415	(73,777)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(5,645)	—
Remeasurements of defined benefit plans	—	7,468
Share of other comprehensive income of associates accounted for using equity method	148,274	(64,481)

Total other comprehensive income	309,307	525,556

Comprehensive income	919,842	1,163,937

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	837,194	1,110,313
Comprehensive income attributable to minority interests	82,648	53,623

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Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2013

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,139,378	2,172,930	6,267,976	(1,929)	10,578,356	1,207,963	45,146
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,042	1,040			2,083
Dividends from retained earnings			(108,072)		(108,072)
Net income			530,204		530,204
Repurchase of treasury stock				(20)	(20)
Disposal of treasury stock		(55)		272	217
Reversal of land revaluation excess			1,444		1,444
Changes in foreign affiliates’ interests in their subsidiaries			(3,282)		(3,282)
Net changes of items other than shareholders’ equity						(29,379)	(17,343)

Total changes during the period	1,042	985	420,293	251	422,573	(29,379)	(17,343)

Balance at the end of the period	2,140,421	2,173,915	6,688,270	(1,677)	11,000,929	1,178,584	27,802

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total net assets
Balance at the beginning of the period	159,952	(195,421)	(59,379)	—	1,158,261	8,884	1,774,153	13,519,655
Changes during the period
Issuance of new shares-exercise of subscription rights to shares								2,083
Dividends from retained earnings								(108,072)
Net income								530,204
Repurchase of treasury stock								(20)
Disposal of treasury stock								217
Reversal of land revaluation excess								1,444
Changes in foreign affiliates’ interests in their subsidiaries								(3,282)
Net changes of items other than shareholders’ equity	(1,554)	359,128	(5,306)	—	305,545	(484)	81,103	386,163

Total changes during the period	(1,554)	359,128	(5,306)	—	305,545	(484)	81,103	808,736

Balance at the end of the period	158,397	163,706	(64,685)	—	1,463,806	8,399	1,855,256	14,328,392

9

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2014

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,140,488	2,174,384	7,033,125	(1,699)	11,346,299	1,218,397	8,295
Cumulative effects of changes in accounting policies		(346,454)	57,909		(288,545)
Restated balance	2,140,488	1,827,929	7,091,035	(1,699)	11,057,754	1,218,397	8,295
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	960	959			1,920
Dividends from retained earnings			(136,444)		(136,444)
Net income			578,716		578,716
Repurchase of treasury stock				(390,017)	(390,017)
Disposal of treasury stock		0		1	1
Retirement of treasury stock		(390,000)		390,000	—
Reversal of land revaluation excess			(2,215)		(2,215)
Changes in subsidiaries’ equity		588			588
Net changes of items other than shareholders’ equity						611,395	64,732

Total changes during the period	960	(388,452)	440,056	(15)	52,549	611,395	64,732

Balance at the end of the period	2,141,449	1,439,477	7,531,092	(1,714)	11,110,304	1,829,793	73,028

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total net assets
Balance at the beginning of the period	157,776	407,229	—	(81,937)	1,709,760	8,732	2,048,101	15,112,895
Cumulative effects of changes in accounting policies		(219)		(152)	(371)		(14,360)	(303,277)
Restated balance	157,776	407,010	—	(82,090)	1,709,388	8,732	2,033,741	14,809,617
Changes during the period
Issuance of new shares-exercise of subscription rights to shares								1,920
Dividends from retained earnings								(136,444)
Net income								578,716
Repurchase of treasury stock								(390,017)
Disposal of treasury stock								1
Retirement of treasury stock								—
Reversal of land revaluation excess								(2,215)
Changes in subsidiaries’ equity								588
Net changes of items other than shareholders’ equity	2,215	(152,789)	—	8,258	533,812	(825)	(52,092)	480,893

Total changes during the period	2,215	(152,789)	—	8,258	533,812	(825)	(52,092)	533,443

Balance at the end of the period	159,991	254,220	—	(73,832)	2,243,201	7,906	1,981,648	15,343,060

10

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

11

Mitsubishi UFJ Financial Group, Inc.

4. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Assets:
Current assets:
Cash and due from banks	19,037	18,817
Securities	111,300	93,200
Others	71,743	87,736

Total current assets	202,081	199,754

Fixed assets:
Tangible fixed assets	279	355
Intangible fixed assets	4,923	6,659
Investments and other assets	10,724,991	10,393,439
Investments in subsidiaries and affiliates	10,706,842	10,316,842
Others	18,149	76,597

Total fixed assets	10,730,194	10,400,454

Total assets	10,932,276	10,600,209

Liabilities:
Current liabilities:
Short-term borrowings	1,917,647	1,838,546
Lease liabilities	21	21
Income taxes payable	104	3,753
Reserve for bonuses and reserve for bonuses to directors	441	392
Others	6,323	18,154

Total current liabilities	1,924,538	1,860,867

Fixed liabilities:
Bonds payable	380,500	430,500
Long-term borrowings	3,945	3,969
Lease liabilities	56	47
Others	20	11

Total fixed liabilities	384,522	434,528

Total liabilities	2,309,060	2,295,396

Net assets:
Shareholders’ equity:
Capital stock	2,140,488	2,141,449
Capital surplus:
Capital reserve	2,140,501	2,141,460
Other capital surplus	1,860,006	1,470,006

Total capital surplus	4,000,507	3,611,466

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,392,816	2,487,273

Total retained earnings	2,542,816	2,637,273

Treasury stock	(105)	(121)

Total shareholders’ equity	8,683,707	8,390,068

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(69,224)	(93,162)

Total valuation and translation adjustments	(69,224)	(93,162)

Subscription rights to shares	8,732	7,906

Total net assets	8,623,215	8,304,813

Total liabilities and net assets	10,932,276	10,600,209

12

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Operating income	115,445	247,952
Operating expenses	9,043	10,963

Operating profits	106,401	236,988

Non-operating income	7,948	8,143
Non-operating expenses	14,671	14,719

Ordinary profits	99,678	230,411

Extraordinary gains	—	—
Extraordinary losses	0	3

Income before income taxes	99,678	230,408

Income taxes-current	345	(16,143)
Income taxes-deferred	—	15,649

Total taxes	345	(493)

Net income	99,332	230,901

13

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2013

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,139,378	2,139,392	1,860,006	150,000	2,367,278
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,042	1,040
Dividends from retained earnings					(108,079)
Net income					99,332
Repurchase of treasury stock
Disposal of treasury stock			0
Net changes of items other than shareholders’ equity

Total changes during the period	1,042	1,040	0	—	(8,746)

Balance at the end of the period	2,140,421	2,140,433	1,860,006	150,000	2,358,532

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(61)	8,655,995	(50,026)	8,884	8,614,853
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		2,083			2,083
Dividends from retained earnings		(108,079)			(108,079)
Net income		99,332			99,332
Repurchase of treasury stock	(20)	(20)			(20)
Disposal of treasury stock	0	1			1
Net changes of items other than shareholders’ equity			(18,483)	(484)	(18,968)

Total changes during the period	(19)	(6,682)	(18,483)	(484)	(25,650)

Balance at the end of the period	(81)	8,649,313	(68,510)	8,399	8,589,202

14

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2014

	(in millions of yen)
	Shareholders’ equity
		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,140,488	2,140,501	1,860,006	150,000	2,392,816
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	960	959
Dividends from retained earnings					(136,444)
Net income					230,901
Repurchase of treasury stock
Disposal of treasury stock			0
Retirement of treasury stock			(390,000)
Net changes of items other than shareholders’ equity

Total changes during the period	960	959	(390,000)	—	94,457

Balance at the end of the period	2,141,449	2,141,460	1,470,006	150,000	2,487,273

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments	Subscription rights to shares	Total net assets
Balance at the beginning of the period	(105)	8,683,707	(69,224)	8,732	8,623,215
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		1,920			1,920
Dividends from retained earnings		(136,444)			(136,444)
Net income		230,901			230,901
Repurchase of treasury stock	(390,017)	(390,017)			(390,017)
Disposal of treasury stock	1	1			1
Retirement of treasury stock	390,000	—			—
Net changes of items other than shareholders’ equity			(23,937)	(825)	(24,763)

Total changes during the period	(15)	(293,638)	(23,937)	(825)	(318,402)

Balance at the end of the period	(121)	8,390,068	(93,162)	7,906	8,304,813

15

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

16

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2014

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Consolidated ][ BTMU Non-consolidated ]
	[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	——	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	——	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	32

(References)

1. Exposure to “Securitized Products and Related Investments”		——	34

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	36

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2014 (A)	September 30, 2013 (B)
Gross profits	2,013,397	1,844,798	168,598
Gross profits before credit costs for trust accounts	2,012,926	1,845,263	167,662
Net interest income	1,035,797	908,689	127,108
Trust fees	54,145	53,031	1,114
Credit costs for trust accounts (1)	471	(465)	936
Net fees and commissions	607,655	564,653	43,001
Net trading profits	144,820	178,238	(33,418)
Net other business profits	170,978	140,185	30,792
Net gains (losses) on debt securities	89,302	77,093	12,209
General and administrative expenses	1,235,563	1,120,251	115,311
Amortization of goodwill	7,544	17,042	(9,498)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	784,907	742,055	42,852
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	777,363	725,012	52,350
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	777,834	724,547	53,286
Net non-recurring gains (losses)	172,058	125,891	46,166
Credit costs (3)	(72,105)	(71,424)	(680)
Losses on loan write-offs	(57,215)	(67,248)	10,032
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(14,889)	(4,176)	(10,713)
Reversal of allowance for credit losses (4)	80,655	68,738	11,916
Reversal of reserve for contingent losses included in credit costs (5)	4,484	2,497	1,986
Gains on loans written-off (6)	27,670	26,383	1,286
Net gains (losses) on equity securities	22,904	43,448	(20,544)
Gains on sales of equity securities	31,998	61,854	(29,856)
Losses on sales of equity securities	(6,478)	(7,587)	1,108
Losses on write-down of equity securities	(2,615)	(10,818)	8,203
Profits (losses) from investments in affiliates	103,934	68,693	35,241
Other non-recurring gains (losses)	4,514	(12,445)	16,960

Ordinary profits	949,892	850,439	99,453

Net extraordinary gains (losses)	(68,970)	(27,711)	(41,258)
Net gains (losses) on change in equity	(24,132)	—	(24,132)
Provision for reserve for contingent losses	(34,477)	—	(34,477)
Settlement package	—	(24,537)	24,537
Income before income taxes and others	880,922	822,727	58,195
Income taxes-current	184,924	165,822	19,101
Income taxes-deferred	57,617	46,369	11,248
Total taxes	242,542	212,192	30,349
Income before minority interests	638,380	610,535	27,845
Minority interests	59,664	80,330	(20,666)

Net income	578,716	530,204	48,511

Note:

* Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	41,175	25,730	15,445

Number of consolidated subsidiaries	255	249	6
Number of affiliated companies accounted for under the equity method	64	61	3

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	September 30, 2014 (A)	September 30, 2013 (B)
Gross profits	1,259,728	1,125,552	134,175
Gross profits before credit costs for trust accounts	1,259,257	1,126,017	133,239
Domestic gross profits	688,965	680,645	8,320
Net interest income	389,695	407,214	(17,518)
Trust fees	42,402	39,093	3,308
Credit costs for trust accounts (1)	471	(465)	936
Net fees and commissions	200,171	185,435	14,736
Net trading profits	14,873	3,773	11,099
Net other business profits	41,822	45,127	(3,305)
Net gains (losses) on debt securities	42,341	33,343	8,997
Non-domestic gross profits	570,762	444,907	125,855
Net interest income	318,761	227,756	91,004
Net fees and commissions	92,237	87,809	4,428
Net trading profits	57,744	50,399	7,345
Net other business profits	102,018	78,941	23,077
Net gains (losses) on debt securities	47,638	33,737	13,900
General and administrative expenses	679,690	636,425	43,265
Personnel expenses	273,795	257,036	16,759
Non-personnel expenses	367,723	348,952	18,771
Taxes	38,171	30,437	7,734
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	579,566	489,591	89,974
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	580,037	489,126	90,910
Net non-recurring gains (losses)	77,381	53,192	24,188
Credit costs (3)	(31,710)	(37,010)	5,299
Losses on loan write-offs	(15,953)	(33,033)	17,080
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(15,757)	(3,976)	(11,780)
Reversal of allowance for credit losses (4)	95,470	65,269	30,201
Reversal of reserve for contingent losses included in credit costs (5)	5,908	4,732	1,175
Gains on loans written-off (6)	6,160	11,944	(5,783)
Net gains (losses) on equity securities	8,037	19,036	(10,998)
Gains on sales of equity securities	18,884	51,259	(32,374)
Losses on sales of equity securities	(6,232)	(5,069)	(1,163)
Losses on write-down of equity securities	(4,613)	(27,152)	22,538
Other non-recurring gains (losses)	(6,486)	(10,780)	4,294

Ordinary profits	657,418	542,319	115,099

Net extraordinary gains (losses)	(40,816)	(24,784)	(16,032)
Net gains (losses) on disposition of fixed assets	(2,937)	479	(3,416)
Losses on impairment of fixed assets	(3,402)	(1,885)	(1,517)
Provision for reserve for contingent losses	(34,477)	—	(34,477)
Settlement package	—	(24,537)	24,537
Income before income taxes	616,601	517,534	99,067
Income taxes-current	170,298	130,305	39,992
Income taxes-deferred	18,508	54,633	(36,124)
Total taxes	188,806	184,938	3,867

Net income	427,795	332,595	95,199

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	76,300	44,471	31,828

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2014 (A)	September 30, 2013 (B)
Gross profits	1,430,557	1,250,246	180,310
Net interest income	876,710	756,867	119,842
Trust fees	5,286	7,157	(1,870)
Net fees and commissions	334,367	287,608	46,758
Net trading profits	44,272	57,292	(13,019)
Net other business profits	169,919	141,320	28,599
Net gains (losses) on debt securities	90,666	79,487	11,178
General and administrative expenses	839,342	739,311	100,030
Amortization of goodwill	7,177	8,768	(1,591)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	598,392	519,703	78,689
Net business profits before provision for general allowance for credit losses	591,215	510,934	80,280
Provision for general allowance for credit losses (1)	—	—	—
Net business profits*	591,215	510,934	80,280
Net non-recurring gains (losses)	72,186	63,665	8,520
Credit costs (2)	(48,194)	(46,056)	(2,137)
Losses on loan write-offs	(34,093)	(41,863)	7,769
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(14,101)	(4,193)	(9,907)
Reversal of allowance for credit losses (3)	80,325	58,858	21,466
Reversal of reserve for contingent losses included in credit costs (4)	4,453	2,622	1,830
Gains on loans written-off (5)	17,680	17,240	440
Net gains (losses) on equity securities	7,802	32,815	(25,012)
Gains on sales of equity securities	15,999	47,162	(31,162)
Losses on sales of equity securities	(5,758)	(2,386)	(3,371)
Losses on write-down of equity securities	(2,439)	(11,960)	9,521
Profits (losses) from investments in affiliates	13,549	5,182	8,367
Other non-recurring gains (losses)	(3,430)	(6,997)	3,567

Ordinary profits	663,401	574,599	88,801

Net extraordinary gains (losses)	(39,602)	(26,791)	(12,810)
Net gains (losses) on disposition of fixed assets	(915)	2,030	(2,946)
Losses on impairment of fixed assets	(689)	(1,791)	1,101
Provision for reserve for contingent losses	(34,477)	—	(34,477)
Settlement package	—	(24,537)	24,537
Income before income taxes and others	623,798	547,807	75,990
Income taxes-current	156,789	133,065	23,724
Income taxes-deferred	27,563	44,811	(17,247)
Total taxes	184,353	177,876	6,476
Income before minority interests	439,445	369,931	69,514
Minority interests	33,949	30,405	3,543

Net income	405,496	339,525	65,970

Note:

* Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	54,264	32,665	21,599

Number of consolidated subsidiaries	155	146	9
Number of affiliated companies accounted for under the equity method	60	59	1

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2014 (A)	September 30, 2013 (B)
Gross profits	1,079,582	965,579	114,002
Domestic gross profits	549,981	567,280	(17,299)
Net interest income	347,607	363,849	(16,242)
Net fees and commissions	154,774	140,054	14,720
Net trading profits	(5,421)	5,700	(11,122)
Net other business profits	53,021	57,676	(4,655)
Net gains (losses) on debt securities	44,784	49,064	(4,280)
Non-domestic gross profits	529,600	398,298	131,302
Net interest income	277,569	198,717	78,852
Net fees and commissions	92,144	87,438	4,705
Net trading profits	60,733	47,148	13,584
Net other business profits	99,153	64,992	34,160
Net gains (losses) on debt securities	45,949	20,587	25,362
General and administrative expenses	588,935	547,620	41,315
Personnel expenses	239,191	222,880	16,310
Non-personnel expenses	315,881	297,700	18,180
Amortization of goodwill	138	126	11
Taxes	33,862	27,039	6,823
Net business profits before provision for general allowance for credit losses and amortization of goodwill	490,785	418,085	72,699
Net business profits before provision for general allowance for credit losses	490,646	417,958	72,687
Provision for general allowance for credit losses (1)	—	—	—
Net business profits	490,646	417,958	72,687
Net non-recurring gains (losses)	56,606	37,209	19,397
Credit costs (2)	(30,920)	(36,441)	5,520
Losses on loan write-offs	(15,951)	(32,447)	16,495
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(14,968)	(3,993)	(10,974)
Reversal of allowance for credit losses (3)	86,060	48,633	37,426
Reversal of reserve for contingent losses included in credit costs (4)	5,887	3,914	1,973
Gains on loans written-off (5)	5,883	11,757	(5,873)
Net gains (losses) on equity securities	1,408	17,665	(16,257)
Gains on sales of equity securities	11,570	46,735	(35,164)
Losses on sales of equity securities	(5,685)	(2,383)	(3,301)
Losses on write-down of equity securities	(4,477)	(26,686)	22,209
Other non-recurring gains (losses)	(11,712)	(8,321)	(3,390)

Ordinary profits	547,253	455,168	92,085

Net extraordinary gains (losses)	(36,212)	(24,638)	(11,573)
Net gains (losses) on disposition of fixed assets	(1,274)	476	(1,751)
Losses on impairment of fixed assets	(460)	(1,736)	1,276
Provision for reserve for contingent losses	(34,477)	—	(34,477)
Settlement package	—	(24,537)	24,537
Income before income taxes	511,041	430,529	80,511
Income taxes-current	138,988	115,148	23,840
Income taxes-deferred	17,594	45,418	(27,824)
Total taxes	156,582	160,567	(3,984)

Net income	354,458	269,962	84,496

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	66,911	27,864	39,046

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2014 (A)	September 30, 2013 (B)
Gross profits	221,191	204,322	16,868
Gross profits before credit costs for trust accounts	220,719	204,787	15,932
Trust fees	48,932	46,053	2,879
Trust fees before credit costs for trust accounts	48,461	46,518	1,942
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	3,588	2,961	626
Other trust fees	44,873	43,557	1,316
Credit costs for trust accounts (1)	471	(465)	936
Net interest income	80,018	70,452	9,565
Net fees and commissions	80,822	75,826	4,995
Net trading profits	19,258	3,476	15,781
Net other business profits	(7,840)	8,512	(16,353)
Net gains (losses) on debt securities	(754)	(2,570)	1,816
General and administrative expenses	123,199	116,756	6,443
Amortization of goodwill	458	108	350
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	97,978	88,139	9,838
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	97,520	88,031	9,488
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	97,991	87,566	10,424
Net non-recurring gains (losses)	23,933	19,229	4,704
Credit costs (3)	(816)	(575)	(240)
Losses on loan write-offs	(27)	(592)	565
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(788)	17	(806)
Reversal of allowance for credit losses (4)	9,374	16,545	(7,170)
Reversal of reserve for contingent losses included in credit costs (5)	20	818	(797)
Gains on loans written-off (6)	310	231	78
Net gains (losses) on equity securities	6,629	1,355	5,274
Gains on sales of equity securities	7,314	4,523	2,790
Losses on sales of equity securities	(547)	(2,701)	2,154
Losses on write-down of equity securities	(136)	(466)	329
Profits (losses) from investments in affiliates	4,851	4,968	(117)
Other non-recurring gains (losses)	3,562	(4,114)	7,677

Ordinary profits	121,925	106,796	15,128

Net extraordinary gains (losses)	4,474	(160)	4,634
Net gains (losses) on disposition of fixed assets	(1,733)	(2)	(1,731)
Losses on impairment of fixed assets	(2,950)	(157)	(2,793)
Gains on change in equity	9,159	—	9,159
Income before income taxes and others	126,399	106,636	19,763
Income taxes-current	36,125	19,394	16,730
Income taxes-deferred	(613)	11,576	(12,189)
Total taxes	35,511	30,971	4,540
Income before minority interests	90,887	75,664	15,222
Minority interests	4,126	3,917	209

Net income	86,760	71,747	15,013

Note:

* Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	9,361	16,555	(7,194)

Number of consolidated subsidiaries	57	52	5
Number of affiliated companies accounted for under the equity method	12	12	—

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2014 (A)	September 30, 2013 (B)
Gross profits	180,146	159,973	20,172
Gross profits before credit costs for trust accounts	179,674	160,438	19,236
Domestic gross profits	138,984	113,364	25,620
Trust fees	42,402	39,093	3,308
Trust fees before credit costs for trust accounts	41,931	39,558	2,372
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	3,588	2,961	626
Other trust fees	38,342	36,597	1,745
Credit costs for trust accounts (1)	471	(465)	936
Net interest income	42,088	43,364	(1,276)
Net fees and commissions	45,397	45,381	15
Net trading profits	20,295	(1,926)	22,222
Net other business profits	(11,198)	(12,548)	1,350
Net gains (losses) on debt securities	(2,443)	(15,721)	13,278
Non-domestic gross profits	41,161	46,608	(5,447)
Net interest income	41,191	29,039	12,152
Net fees and commissions	93	370	(277)
Net trading profits	(2,988)	3,250	(6,239)
Net other business profits	2,865	13,948	(11,083)
Net gains (losses) on debt securities	1,688	13,150	(11,461)
General and administrative expenses	90,755	88,805	1,949
Personnel expenses	34,604	34,155	448
Non-personnel expenses	51,842	51,251	590
Taxes	4,309	3,398	910
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	88,919	71,632	17,286
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	89,390	71,167	18,223
Net non-recurring gains (losses)	20,774	15,983	4,790
Credit costs (3)	(789)	(568)	(220)
Losses on loan write-offs	(1)	(586)	585
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(788)	17	(806)
Reversal of allowance for credit losses (4)	9,410	16,635	(7,225)
Reversal of reserve for contingent losses included in credit costs (5)	20	818	(797)
Gains on loans written-off (6)	277	187	90
Net gains (losses) on equity securities	6,629	1,370	5,259
Gains on sales of equity securities	7,314	4,523	2,790
Losses on sales of equity securities	(547)	(2,686)	2,138
Losses on write-down of equity securities	(136)	(466)	329
Other non-recurring gains (losses)	5,226	(2,459)	7,685

Ordinary profits	110,164	87,151	23,013

Net extraordinary gains (losses)	(4,604)	(146)	(4,458)
Net gains (losses) on disposition of fixed assets	(1,662)	2	(1,664)
Losses on impairment of fixed assets	(2,942)	(148)	(2,793)
Income before income taxes	105,560	87,005	18,555
Income taxes-current	31,309	15,156	16,152
Income taxes-deferred	913	9,214	(8,300)
Total taxes	32,223	24,371	7,852

Net income	73,336	62,633	10,702

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	9,389	16,607	(7,217)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2014 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2013 (B)
Total average interest rate on interest-earning assets (a)	0.65	(0.06)	0.71
Average interest rate on loans and bills discounted (b)	1.04	(0.09)	1.14
Average interest rate on securities	0.49	0.04	0.45
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.73	(0.01)	0.74
Average interest rate on deposits and NCD (d)	0.03	(0.00)	0.04
Average interest rate on other liabilities	0.17	(0.02)	0.20
Overall interest rate spread (a)-(c)	(0.07)	(0.04)	(0.03)
Interest rate spread (b)-(d)	1.01	(0.08)	1.10

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.23	(0.09)	1.32
Interest rate spread (e)-(d)	1.19	(0.08)	1.28

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2014 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2013 (B)
Total average interest rate on interest-earning assets (a)	0.56	(0.09)	0.66
Average interest rate on loans and bills discounted (b)	0.77	(0.09)	0.86
Average interest rate on securities	0.57	(0.02)	0.59
Total average interest rate on interest-bearing liabilities (c)	0.17	(0.02)	0.20
Average interest rate on deposits and NCD (d)	0.14	(0.02)	0.16
Overall interest rate spread (a)-(c)	0.39	(0.06)	0.46
Interest rate spread (b)-(d)	0.63	(0.06)	0.69

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.77	(0.09)	0.86
Interest rate spread (e)-(d)	0.63	(0.06)	0.69

BTMU and MUTB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2014 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2013 (B)
Average interest rate on loans and bills discounted (a)	1.00	(0.09)	1.10
Average interest rate on deposits and NCD (b)	0.05	(0.00)	0.05
Interest rate spread (a)-(b)	0.95	(0.08)	1.04

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.15	(0.09)	1.24
Interest rate spread (c)-(b)	1.10	(0.08)	1.18

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2014
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	739.5	4,559.1	14,075.6	19,374.3
Receive-floater/pay-fix	779.8	4,158.2	6,027.9	10,966.1
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,519.4	8,717.4	20,103.6	30,340.4

BTMU Consolidated
	(in billions of yen)
	As of September 30, 2014
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	423.0	3,608.5	13,985.6	18,017.3
Receive-floater/pay-fix	251.4	2,353.8	4,923.2	7,528.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	674.5	5,962.4	18,908.9	25,545.9

MUTB Consolidated
	(in billions of yen)
	As of September 30, 2014
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	275.0	921.0	90.0	1,286.0
Receive-floater/pay-fix	411.0	1,571.5	1,131.4	3,114.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	686.0	2,492.5	1,221.4	4,400.0

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,543,489	41,719	45,598	3,878	2,778,658	27,082	39,133	12,050
Domestic bonds	815,425	4,971	4,980	9	214,969	868	868	—
Government bonds	815,425	4,971	4,980	9	214,969	868	868	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,728,064	36,748	40,618	3,869	2,563,688	26,214	38,265	12,050
Foreign bonds	952,107	8,588	10,595	2,007	831,646	(7,312)	2,358	9,671
Other	1,775,957	28,159	30,022	1,862	1,732,042	33,527	35,907	2,379

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	69,594,187	2,751,679	2,920,857	169,178	71,722,006	1,869,917	2,180,880	310,962
Domestic equity securities	4,904,669	2,090,728	2,169,988	79,260	4,384,190	1,559,699	1,650,295	90,596
Domestic bonds	41,431,319	246,644	250,077	3,433	43,123,653	222,860	227,123	4,262
Government bonds	38,947,853	189,854	191,489	1,635	40,434,950	167,753	169,356	1,603
Municipal bonds	188,718	6,498	6,501	3	197,927	6,679	6,703	23
Corporate bonds	2,294,748	50,291	52,086	1,794	2,490,776	48,427	51,063	2,636
Other	23,258,198	414,306	500,791	86,485	24,214,162	87,357	303,461	216,103
Foreign equity securities	217,656	86,818	86,865	47	217,513	81,675	81,712	36
Foreign bonds	19,076,837	191,615	254,481	62,865	20,599,891	(53,023)	130,997	184,021
Other	3,963,704	135,872	159,444	23,571	3,396,757	58,705	90,750	32,044

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,381,789	32,699	34,570	1,871	1,750,757	33,527	35,907	2,379
Stocks of subsidiaries and affiliates	678,572	211,051	235,695	24,643	676,760	(6,226)	30,867	37,094

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	51,283,201	2,033,217	2,153,889	120,672	54,117,050	1,367,125	1,585,230	218,104
Domestic equity securities	4,003,751	1,605,050	1,679,647	74,596	3,548,461	1,144,077	1,233,376	89,298
Domestic bonds	34,752,267	194,520	197,785	3,264	36,175,473	171,251	175,419	4,168
Other	12,527,181	233,645	276,457	42,811	14,393,114	51,796	176,434	124,638
Foreign equity securities	201,882	80,504	81,163	658	197,436	77,286	78,166	880
Foreign bonds	9,195,870	80,076	106,563	26,486	11,594,024	(50,095)	50,043	100,139
Other	3,129,429	73,064	88,730	15,666	2,601,654	24,605	48,223	23,617

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	15,565,582	12,486,488	4,386,378	2,914,259	13,963,192	16,072,562	4,559,235	1,580,483
Government bonds	15,324,694	11,716,303	4,010,315	2,140,975	13,707,896	15,188,464	4,158,774	799,787
Municipal bonds	13,153	119,022	56,002	357	19,619	125,104	52,631	370
Corporate bonds	227,734	651,162	320,060	772,926	235,676	758,993	347,829	780,325
Other	1,551,532	3,832,630	4,554,430	1,971,953	2,062,205	7,088,092	3,330,584	1,676,487
Foreign bonds	1,191,791	3,288,769	3,351,804	1,343,363	1,743,698	6,670,035	1,986,860	1,189,493
Other	359,740	543,861	1,202,625	628,589	318,506	418,057	1,343,724	486,993

Total	17,117,115	16,319,118	8,940,808	4,886,212	16,025,397	23,160,654	7,889,820	3,256,970

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	214,959	430	430	—	220,090	876	876	—
Stocks of subsidiaries and affiliates	57,771	109,965	110,031	66	57,771	100,140	100,395	255

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	15,220,616	648,603	678,798	30,195	14,521,222	452,388	497,868	45,480
Domestic equity securities	940,449	409,812	427,857	18,044	856,844	322,464	343,759	21,295
Domestic bonds	6,553,580	47,973	48,268	294	6,717,762	42,635	42,851	215
Other	7,726,586	190,816	202,672	11,856	6,946,615	87,288	111,257	23,969
Foreign equity securities	426	175	175	—	380	129	129	—
Foreign bonds	7,206,477	129,889	138,085	8,196	6,469,332	52,605	74,001	21,395
Other	519,681	60,751	64,411	3,660	476,901	34,553	37,127	2,573

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2014				As of March 31, 2014
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	988,049	4,629,356	1,136,633	14,501	1,258,404	4,370,126	1,288,276	15,901
Government bonds	956,753	4,417,578	1,086,745	—	1,222,738	4,153,846	1,216,558	—
Municipal bonds	—	141	—	41	—	159	—	42
Corporate bonds	31,295	211,636	49,887	14,460	35,665	216,120	71,717	15,858
Other	430,131	3,581,459	2,321,688	1,114,167	377,295	4,068,415	1,401,156	851,471
Foreign bonds	428,952	3,407,425	2,277,412	1,092,688	376,462	3,898,013	1,361,704	838,298
Other	1,179	174,034	44,276	21,479	832	170,402	39,451	13,173

Total	1,418,180	8,210,816	3,458,321	1,128,668	1,635,699	8,438,541	2,689,432	867,372

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2014 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2013 (B)
ROE	10.18	0.14	10.03

Note:

ROE is computed as follows:

Net income × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4)/(7)	15.39%	(0.13)%	15.53%
(2) Tier 1 capital ratio (5)/(7)	12.21%	(0.23)%	12.45%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.97%	(0.27)%	11.25%
(4) Total capital	16,039.1	644.8	15,394.3
(5) Tier 1 capital	12,726.1	384.2	12,341.8
(6) Common Equity Tier 1 capital	11,435.8	282.7	11,153.0
(7) Risk weighted assets	104,160.1	5,075.8	99,084.3
(8) Required Capital (7)×8%	8,332.8	406.0	7,926.7

BTMU Consolidated	(in billions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4)/(7)	15.41%	(0.16)%	15.57%
(2) Tier 1 capital ratio (5)/(7)	11.95%	(0.26)%	12.21%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.72%	(0.32)%	11.05%
(4) Total capital	12,696.9	440.7	12,256.1
(5) Tier 1 capital	9,843.7	232.1	9,611.5
(6) Common Equity Tier 1 capital	8,836.2	139.6	8,696.5
(7) Risk weighted assets	82,367.0	3,688.9	78,678.0
(8) Required Capital (7)×8%	6,589.3	295.1	6,294.2

MUTB Consolidated	(in billions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4)/(7)	19.72%	1.33%	18.38%
(2) Tier 1 capital ratio (5)/(7)	15.54%	0.77%	14.76%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.98%	0.76%	14.21%
(4) Total capital	2,181.7	124.4	2,057.3
(5) Tier 1 capital	1,719.0	66.6	1,652.4
(6) Common Equity Tier 1 capital	1,657.2	66.5	1,590.6
(7) Risk weighted assets	11,061.9	(126.1)	11,188.1
(8) Required Capital (7)×8%	884.9	(10.0)	895.0

BTMU Non-consolidated	(in billions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4)/(7)	17.12%	(0.40)%	17.52%
(2) Tier 1 capital ratio (5)/(7)	13.30%	(0.44)%	13.74%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.57%	(0.31)%	11.88%
(4) Total capital	11,993.8	411.6	11,582.1
(5) Tier 1 capital	9,321.8	234.4	9,087.3
(6) Common Equity Tier 1 capital	8,105.3	250.6	7,854.6
(7) Risk weighted assets	70,039.3	3,948.4	66,090.9
(8) Required Capital (7)×8%	5,603.1	315.8	5,287.2

MUTB Non-consolidated	(in billions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
(1) Total capital ratio (4)/(7)	19.61%	1.10%	18.51%
(2) Tier 1 capital ratio (5)/(7)	14.95%	0.57%	14.37%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.29%	0.56%	13.72%
(4) Total capital	2,175.5	106.6	2,068.9
(5) Tier 1 capital	1,658.0	51.3	1,606.6
(6) Common Equity Tier 1 capital	1,585.2	51.5	1,533.7
(7) Risk weighted assets	11,089.6	(84.2)	11,173.8
(8) Required Capital (7)×8%	887.1	(6.7)	893.9

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2014 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	23,352	0.02%	27,479	0.02%	(4,126)	(0.00)%
Non-accrual delinquent loans	891,777	0.86%	1,046,663	1.02%	(154,886)	(0.15)%
Accruing loans contractually past due 3 months or more	50,775	0.04%	50,076	0.04%	699	0.00%
Restructured loans	546,405	0.53%	581,309	0.57%	(34,903)	(0.03)%

Total risk monitored loans	1,512,311	1.47%	1,705,529	1.67%	(193,217)	(0.19)%

Total loans and bills discounted	102,571,087	——	101,938,907	——	632,180	——

Written-off	488,953	——	521,879	——	(32,926)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2014 (A)	% to total risk monitored loans	As of March 31, 2014 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	841,306	55.63%	938,483	55.02%	(97,176)	0.60%
General allowance for credit losses	588,139	——	629,209	——	(41,070)	——
Specific allowance for credit losses	251,815	——	307,883	——	(56,067)	——
Allowance for credit to specific foreign borrowers	1,351	——	1,390	——	(39)	——

(3)	Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,206,340	1,375,201	(168,861)
Overseas	305,971	330,327	(24,355)
Asia	90,108	89,008	1,099
Indonesia	3,353	3,102	250
Singapore	—	27	(27)
Thailand	71,098	66,812	4,285
Hong Kong	—	781	(781)
China	63	126	(63)
Other	15,593	18,158	(2,564)
Americas	109,605	114,988	(5,382)
Europe, Middle East and Other	106,256	126,330	(20,073)

Total	1,512,311	1,705,529	(193,217)

Classified by Industry

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,206,340	1,375,201	(168,861)
Manufacturing	236,012	263,319	(27,307)
Construction	31,425	37,945	(6,520)
Wholesale and retail	215,999	246,120	(30,120)
Finance and insurance	5,753	8,106	(2,352)
Real estate, goods rental and leasing	152,379	197,128	(44,748)
Services	94,413	107,142	(12,728)
Other industries	48,799	65,548	(16,748)
Consumer	421,555	449,891	(28,335)
Overseas	305,971	330,327	(24,355)
Financial institutions	7,414	24,238	(16,823)
Commercial and industrial	134,108	137,049	(2,940)
Other	164,448	169,039	(4,591)

Total	1,512,311	1,705,529	(193,217)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2014 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	17,929	0.02%	20,637	0.02%	(2,708)	(0.00)%
Non-accrual delinquent loans	691,465	0.86%	863,900	1.08%	(172,434)	(0.22)%
Accruing loans contractually past due 3 months or more	56,019	0.07%	57,177	0.07%	(1,158)	(0.00)%
Restructured loans	385,827	0.48%	401,102	0.50%	(15,275)	(0.02)%

Total risk monitored loans	1,151,241	1.43%	1,342,818	1.68%	(191,576)	(0.24)%

Total loans and bills discounted	79,977,449	——	79,495,010	——	482,439	——

Written-off	337,602	——	353,636	——	(16,033)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2014 (A)	% to total risk monitored loans	As of March 31, 2014 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	540,830	46.97%	651,662	48.52%	(110,832)	(1.55)%
General allowance for credit losses	356,691	——	401,533	——	(44,842)	——
Specific allowance for credit losses	182,787	——	248,738	——	(65,950)	——
Allowance for credit to specific foreign borrowers	1,351	——	1,390	——	(39)	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,004,536	1,168,147	(163,610)
Overseas	146,704	174,670	(27,966)
Asia	18,201	21,592	(3,391)
Indonesia	1,387	1,312	74
Singapore	—	27	(27)
Thailand	1,298	1,401	(102)
Hong Kong	—	781	(781)
China	—	—	—
Other	15,514	18,069	(2,555)
Americas	24,479	29,489	(5,010)
Europe, Middle East and Other	104,023	123,588	(19,564)

Total	1,151,241	1,342,818	(191,576)

Classified by Industry

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,004,536	1,168,147	(163,610)
Manufacturing	225,386	250,801	(25,414)
Construction	30,674	37,171	(6,497)
Wholesale and retail	213,745	243,723	(29,978)
Finance and insurance	5,442	6,451	(1,009)
Real estate	133,258	178,365	(45,107)
Goods rental and leasing	5,023	3,744	1,278
Services	93,800	106,210	(12,410)
Other industries	47,787	64,513	(16,726)
Consumer	249,418	277,163	(27,744)
Overseas	146,704	174,670	(27,966)
Financial institutions	7,284	24,140	(16,855)
Commercial and industrial	50,250	56,056	(5,806)
Other	89,169	94,473	(5,304)

Total	1,151,241	1,342,818	(191,576)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2014 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	451	0.00%	491	0.00%	(39)	(0.00)%
Non-accrual delinquent loans	25,901	0.21%	27,099	0.22%	(1,197)	(0.01)%
Accruing loans contractually past due 3 months or more	514	0.00%	866	0.00%	(352)	(0.00)%
Restructured loans	12,117	0.10%	15,808	0.13%	(3,691)	(0.03)%

Total risk monitored loans	38,985	0.32%	44,266	0.37%	(5,281)	(0.04)%

Total loans and bills discounted	11,986,006	——	11,909,155	——	76,850	——

Written-off	13,725	——	14,136	——	(411)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2014 (A)	% to total risk monitored loans	As of March 31, 2014 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	27,351	70.15%	36,821	83.18%	(9,469)	(13.02)%
General allowance for credit losses	20,240	——	28,013	——	(7,772)	——
Specific allowance for credit losses	7,110	——	8,807	——	(1,697)	——
Allowance for credit to specific foreign borrowers	0	——	0	——	(0)	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	36,740	41,512	(4,771)
Overseas	2,245	2,754	(509)
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
China	—	—	—
Other	—	—	—
Americas	12	13	(0)
Europe, Middle East and Other	2,232	2,741	(508)

Total	38,985	44,266	(5,281)

Classified by Industry

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	36,740	41,512	(4,771)
Manufacturing	10,594	12,487	(1,892)
Construction	729	744	(15)
Wholesale and retail	2,061	2,172	(111)
Finance and insurance	286	1,628	(1,341)
Real estate	13,988	14,815	(827)
Goods rental and leasing	—	—	—
Services	581	900	(319)
Other industries	1,007	1,029	(22)
Consumer	7,491	7,733	(242)
Overseas	2,245	2,754	(509)
Financial institutions	—	—	—
Commercial and industrial	2,232	2,741	(508)
Other	12	13	(0)

Total	38,985	44,266	(5,281)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2014 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	11	0.03%	70	0.22%	(58)	(0.18)%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	264	0.91%	163	0.51%	101	0.40%
Restructured loans	748	2.58%	1,371	4.31%	(623)	(1.73)%

Total risk monitored loans	1,025	3.54%	1,606	5.05%	(581)	(1.51)%

Total loans and bills discounted	28,940	——	31,782	——	(2,842)	——

(2)    Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	86	95	(8)
(3) Classification of Risk-Monitored Loans Classified by Industry
	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,025	1,606	(581)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	800	814	(14)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	224	791	(566)

Total	1,025	1,606	(581)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	88,804	94,054	(5,249)
Doubtful	665,745	848,304	(182,558)
Special Attention	455,372	475,767	(20,395)
Non Performing Loans (1)	1,209,922	1,418,127	(208,204)

Normal	100,694,341	99,058,578	1,635,763

Total	101,904,264	100,476,705	1,427,559

Non Performing Loans / Total	1.18%	1.41%	(0.22)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	950,184	1,108,904	(158,720)
Allowance for credit losses	306,411	378,600	(72,188)
Collateral, guarantees, etc.	643,772	730,304	(86,531)

Coverage ratio (2) / (1)	78.53%	78.19%	0.33%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	88,804		1,624		87,180			100.00%
	[94,054	]	[1,151	]	[92,903	]		[100.00	%]
Doubtful	665,745		185,345		331,835			77.68%
	[848,304	]	[252,773	]	[402,251	]		[77.21	%]
Special Attention	455,372		119,442		224,756			75.58%
	[475,767	]	[124,675	]	[235,149	]		[75.63	%]
Total	1,209,922		306,411		643,772			78.53%
	[1,418,127	]	[378,600	]	[730,304	]		[78.19	%]

Note: The upper figures are as of September 30, 2014. The lower figures with brackets are as of March 31, 2014.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,056,036	1,235,131	(179,095)
Manufacturing	237,377	267,151	(29,774)
Construction	31,576	38,178	(6,602)
Wholesale and retail	221,657	256,769	(35,111)
Finance and insurance	7,476	9,822	(2,346)
Real estate	149,788	196,572	(46,783)
Goods rental and leasing	5,035	3,744	1,290
Services	95,199	108,214	(13,015)
Other industries	50,375	68,620	(18,245)
Consumer	257,550	286,056	(28,506)
Overseas	153,886	182,995	(29,108)
Financial institutions	7,284	24,140	(16,855)
Commercial and industrial	57,419	64,368	(6,948)
Other	89,181	94,486	(5,305)

Total	1,209,922	1,418,127	(208,204)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	86,351	91,524	(5,172)
Doubtful	641,699	822,431	(180,731)
Special Attention	441,846	458,280	(16,433)
Non Performing Loans (1)	1,169,898	1,372,236	(202,338)

Normal	88,411,957	86,906,340	1,505,617

Total	89,581,855	88,278,576	1,303,278

Non Performing Loans / Total	1.30%	1.55%	(0.24)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	916,686	1,069,080	(152,393)
Allowance for credit losses	296,486	365,749	(69,263)
Collateral, guarantees, etc.	620,200	703,330	(83,130)

Coverage ratio (2) / (1)	78.35%	77.90%	0.44%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	86,351		1,609		84,742		100.00%		100.00%
	[91,524	]	[1,136	]	[90,388	]	[100.00	%]	[100.00	%]
Doubtful	641,699		178,815		319,497		55.49%		77.65%
	[822,431	]	[244,560	]	[389,674	]	[56.51	%]	[77.11	%]
Special Attention	441,846		116,061		215,960		51.38%		75.14%
	[458,280	]	[120,052	]	[223,268	]	[51.08	%]	[74.91	%]
Total	1,169,898		296,486		620,200		53.93%		78.35%
	[1,372,236	]	[365,749	]	[703,330	]	[54.67	%]	[77.90	%]

Note:	The upper figures are as of September 30, 2014. The lower figures with brackets are as of March 31, 2014.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,018,257	1,191,996	(173,739)
Manufacturing	226,782	254,664	(27,881)
Construction	30,846	37,434	(6,587)
Wholesale and retail	219,596	254,596	(35,000)
Finance and insurance	7,190	8,194	(1,004)
Real estate	135,000	180,941	(45,940)
Goods rental and leasing	5,035	3,744	1,290
Services	94,617	107,314	(12,696)
Other industries	49,367	67,590	(18,222)
Consumer	249,819	277,514	(27,694)
Overseas	151,640	180,240	(28,599)
Financial institutions	7,284	24,140	(16,855)
Commercial and industrial	55,186	61,626	(6,439)
Other	89,169	94,473	(5,304)

Total	1,169,898	1,372,236	(202,338)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Non Performing Loans

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	2,432	2,459	(26)
Doubtful	23,935	25,149	(1,214)
Special Attention	12,631	16,675	(4,043)
Non Performing Loans (1)	38,999	44,284	(5,284)

Normal	12,254,469	12,122,061	132,407

Total	12,293,468	12,166,345	127,123

Non Performing Loans / Total	0.31%	0.36%	(0.04)%
(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	32,734	38,522	(5,788)
Allowance for credit losses	9,925	12,851	(2,925)
Collateral, guarantees, etc.	22,809	25,671	(2,862)

Coverage ratio (2) / (1)	83.93%	86.98%	(3.05)%

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	2,432		14		2,417		100.00%		100.00%
	[2,459	]	[15	]	[2,444	]	[100.00	%]	[100.00	%]
Doubtful	23,935		6,529		12,252		55.89%		78.47%
	[25,149	]	[8,213	]	[11,922	]	[62.09	%]	[80.06	%]
Special Attention	12,631		3,381		8,138		75.24%		91.19%
	[16,675	]	[4,622	]	[11,305	]	[86.07	%]	[95.51	%]
Total	38,999		9,925		22,809		61.30%		83.93%
	[44,284	]	[12,851	]	[25,671	]	[69.04	%]	[86.98	%]

Note:	The upper figures are as of September 30, 2014. The lower figures with brackets are as of March 31, 2014.

(4)	Classified by Industry

	(in millions of yen)
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	36,754	41,529	(4,774)
Manufacturing	10,594	12,487	(1,892)
Construction	729	744	(15)
Wholesale and retail	2,061	2,172	(111)
Finance and insurance	286	1,628	(1,341)
Real estate	13,988	14,815	(827)
Goods rental and leasing	—	—	—
Services	581	900	(319)
Other industries	1,007	1,029	(22)
Consumer	7,505	7,750	(245)
Overseas	2,245	2,755	(509)
Financial institutions	—	—	—
Commercial and industrial	2,233	2,741	(508)
Other	12	13	(0)

Total	38,999	44,284	(5,284)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)    Non Performing Loans

					(in millions of yen)
					As of September 30, 2014 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					20		70	(50)
Doubtful					110		723	(612)
Special Attention					894		811	82
Non Performing Loans (1)					1,025		1,606	(581)

Normal					27,915		30,176	(2,261)

Total					28,940		31,782	(2,842)

Non Performing Loans / Total					3.54%		5.05%	(1.51)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of September 30, 2014 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					763		1,301	(538)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					763		1,301	(538)

Coverage ratio (2) / (1)					74.44%		81.04%	(6.59)%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	20		—		20			100.00%
	[70	]	[—	]	[70	]		[100.00%]
Doubtful	110		—		85			77.58%
	[723	]	[—	]	[654	]		[90.48%]
Special Attention	894		—		657			73.48%
	[811	]	[—	]	[576	]		[70.98%]
Total	1,025		—		763			74.44%
	[1,606	]	[—	]	[1,301	]		[81.04%]

Note: The upper figures are as of September 30, 2014. The lower figures with brackets are as of March 31, 2014. (4) Classified by Industry
					(in millions of yen)
					As of September 30, 2014 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic					1,025		1,606	(581)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					800		814	(14)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					224		791	(566)

Total					1,025		1,606	(581)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[87.1]		[0.8]	[0.7] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [88.7]	Loans to bankrupt borrowers [18.3]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [717.3]
Potentially Bankrupt Borrowers	[333.0]		[332.5]		55.51%	ii) Doubtful [665.6]

Borrowers Requiring Caution (Special Attention Borrowers)	[454.4]				51.84%	iii) Special Attention [454.4]	Accruing loans contractually past due 3 months or more [56.5]
							Restructured loans [397.9]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [100,666.4]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,208.8	1,190.2

						Total

						i) + ii) + iii) + iv)
						101,875.3

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2012	As of March 31, 2013	As of March 31, 2014 (A)	As of September 30, 2014 (B)	(B) - (A)
Assets newly categorized during fiscal 2011	393,988	281,203	164,748	133,536	(31,212)
Assets newly categorized during fiscal 2012		340,637	204,404	121,387	(83,017)
Assets newly categorized during fiscal 2013			195,312	155,052	(40,260)
Assets newly categorized during fiscal 2014				57,799

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2014
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	3,100	——	——
Reconstructive treatment	11,682	——	——
Upgrade due to reconstructive treatment	4,703	——	——
Loan sold to secondary market	4,208	——	——
Write-offs	22,625	——	——
Others	197,383	——	——
Collection / Repayment	69,939	——	——
Upgrade	127,443	——	——

Total	243,704	22,181	221,522

Amount in process for disposition	80,936

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2012	As of March 31, 2013	As of March 31, 2014 (A)	As of September 30, 2014 (B)	(B) - (A)
Assets newly categorized during fiscal 2011	27,155	17,759	2,252	2,184	(67)
Assets newly categorized during fiscal 2012		15,711	8,784	6,574	(2,209)
Assets newly categorized during fiscal 2013			6,315	3,763	(2,551)
Assets newly categorized during fiscal 2014				3,687

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2014
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—	——	——
Reconstructive treatment	—	——	——
Upgrade due to reconstructive treatment	—	——	——
Loan sold to secondary market	—	——	——
Write-offs	1	——	——
Others	5,590	——	——
Collection / Repayment	4,914	——	——
Upgrade	676	——	——

Total	5,591	215	5,375

Amount in process for disposition	2,729

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	67,786,568	(1,151,776)	68,938,344
Manufacturing	10,215,674	623,563	9,592,111
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	160,285	3,699	156,586
Construction	870,812	34,087	836,725
Utilities	1,713,578	16,054	1,697,524
Communication and information services	1,293,595	34,941	1,258,654
Transport and postal activities	2,181,047	(57,613)	2,238,660
Wholesale and retail	6,463,680	(228,740)	6,692,420
Finance and insurance	7,812,077	(242,001)	8,054,078
Real estate	8,725,621	(178,237)	8,903,858
Goods rental and leasing	1,561,582	15,135	1,546,447
Services	2,629,602	(58,111)	2,687,713
Municipal government	709,917	(83,314)	793,231
Other industries (including loans to the Japanese government)	23,449,083	(1,031,241)	24,480,324
Overseas offices and loans booked at offshore markets	24,277,570	1,712,070	22,565,499

Total	92,064,138	560,294	91,503,844

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	16,741,672	(355,324)	17,096,997
Housing loans	15,977,633	(370,069)	16,347,702
Residential purpose	13,443,880	(104,571)	13,548,451
Other	764,039	14,744	749,294
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	38,276,757	(474,130)	38,750,887
% to total domestic loans	56.46%	0.25%	56.21%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	57,554,839	(1,024,351)	58,579,191
Manufacturing	8,106,809	617,362	7,489,447
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	155,590	3,839	151,751
Construction	739,693	9,618	730,075
Utilities	1,285,730	14,805	1,270,925
Communication and information services	1,036,229	62,093	974,136
Transport and postal activities	1,541,689	(39,640)	1,581,329
Wholesale and retail	5,517,037	(144,909)	5,661,946
Finance and insurance	6,070,828	(146,103)	6,216,931
Real estate	6,870,334	(191,543)	7,061,877
Goods rental and leasing	977,091	(908)	977,999
Services	2,440,603	(59,305)	2,499,908
Municipal government	697,383	(81,382)	778,765
Other industries (including loans to the Japanese government)	22,115,823	(1,068,279)	23,184,102
Overseas offices and loans booked at offshore markets	22,422,609	1,506,790	20,915,819

Total	79,977,449	482,439	79,495,010

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	15,473,195	(363,914)	15,837,110
Housing loans	14,716,405	(379,226)	15,095,632
Residential purpose	12,387,203	(127,033)	12,514,237
Other	756,789	15,312	741,477
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	33,354,200	(437,022)	33,791,222
% to total domestic loans	57.95%	0.26%	57.68%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	10,131,046	(128,429)	10,259,475
Manufacturing	2,108,865	6,201	2,102,664
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	4,695	(140)	4,835
Construction	131,119	24,469	106,650
Utilities	427,848	1,249	426,599
Communication and information services	257,366	(27,152)	284,518
Transport and postal activities	636,299	(17,937)	654,236
Wholesale and retail	946,643	(83,831)	1,030,474
Finance and insurance	1,741,249	(95,898)	1,837,147
Real estate	1,844,300	14,297	1,830,003
Goods rental and leasing	584,491	16,043	568,448
Services	188,992	1,197	187,795
Municipal government	7,040	(1,903)	8,943
Other industries (including loans to the Japanese government)	1,252,128	34,975	1,217,153
Overseas offices and loans booked at offshore markets	1,854,960	205,280	1,649,679

Total	11,986,006	76,850	11,909,155

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	1,256,053	9,751	1,246,302
Housing loans	1,248,947	10,286	1,238,661
Residential purpose	1,045,660	23,510	1,022,150
Other	7,106	(534)	7,641

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	4,830,429	(38,177)	4,868,606
% to total domestic loans	47.67%	0.22%	47.45%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	100,681	1,004	99,677
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	3,059	(36)	3,095
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	10,987	(991)	11,978
Goods rental and leasing	—	—	—
Services	7	(3)	10
Municipal government	5,494	(29)	5,523
Other industries (including loans to the Japanese government)	81,132	2,063	79,069
Overseas offices and loans booked at offshore markets	—	—	—

Total	100,681	1,004	99,677

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	12,423	(1,160)	13,584
Housing loans	12,280	(1,128)	13,409
Residential purpose	11,016	(1,047)	12,064
Other	143	(32)	175

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	92,128	1,069	91,059
% to total domestic loans	91.50%	0.15%	91.35%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Asia	7,858,748	759,532	7,099,216
Thailand	1,089,324	135,441	953,883
Indonesia	894,335	130,749	763,586
Malaysia	470,069	87,975	382,093
Philippines	177,909	12,037	165,872
South Korea	451,201	(19,740)	470,942
Singapore	1,266,495	67,755	1,198,740
Hong Kong	1,950,187	181,485	1,768,701
China	172,803	18,785	154,017
Taiwan	328,558	56,864	271,693
Others	1,057,861	88,176	969,684
Latin America	3,379,274	465,767	2,913,506
Argentina	14,044	3,332	10,712
Brazil	539,455	121,085	418,369
Mexico	252,944	58,090	194,853
Caribbean countries	2,142,433	235,049	1,907,384
Others	430,397	48,209	382,188
North America	5,766,905	356,996	5,409,909
United States of America	5,487,954	346,203	5,141,751
Canada	278,951	10,793	268,158
Western Europe	4,609,193	205,254	4,403,939
United Kingdom	1,702,429	152,053	1,550,376
Germany	458,336	37,776	420,559
France	401,840	19,861	381,979
Netherlands	693,380	39,337	654,042
Spain	212,815	(59,603)	272,419
Italy	252,316	3,597	248,718
Others	888,075	12,231	875,844
Eastern Europe	479,801	(55,854)	535,655
Others	3,534,568	64,382	3,470,186

Total	25,628,492	1,796,078	23,832,414

Note:	In addition to the (non-consolidated basis) loan balance stated above, four major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation : ¥7,243,746 million (a 136,910 million yen increase as compared with March 31, 2014.)
Bank of Ayudhya Public Company Limited : ¥2,087,690 million (a 20,446 million yen increase as compared with March 31, 2014.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd. : ¥1,333,360 million (a 84,505 million yen decrease as compared with March 31, 2014.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V. : ¥648,451 million (a 101,116 million yen decrease as compared with March 31, 2014.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deposits (ending balance)	131,749,071	(372,593)	132,121,665
Deposits (average balance)	130,310,701	4,041,041	126,269,660
Loans (ending balance)	91,963,456	559,289	91,404,166
Loans (average balance)	92,979,825	3,990,185	88,989,640

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deposits (ending balance)	119,175,824	(460,698)	119,636,522
Deposits (average balance)	117,793,513	3,900,738	113,892,775
Loans (ending balance)	79,977,449	482,439	79,495,010
Loans (average balance)	81,147,212	3,544,520	77,602,691

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deposits (ending balance)	12,573,246	88,104	12,485,142
Deposits (average balance)	12,517,188	140,303	12,376,884
Loans (ending balance)	11,986,006	76,850	11,909,155
Loans (average balance)	11,832,613	445,664	11,386,949

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Individuals	69,286,340	419,046	68,867,293
Corporations and others	45,157,533	(567,039)	45,724,572
Domestic deposits	114,443,873	(147,992)	114,591,866

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Individuals	61,044,694	476,273	60,568,421
Corporations and others	42,049,237	(633,576)	42,682,813
Domestic deposits	103,093,931	(157,303)	103,251,234

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Individuals	8,241,646	(57,226)	8,298,872
Corporations and others	3,108,296	66,537	3,041,758
Domestic deposits	11,349,942	9,310	11,340,631

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deferred tax assets	588.0	0.4	587.6
Allowance for credit losses	268.7	(25.3)	294.1
Write-down on investment securities	122.0	(7.1)	129.2
Unrealized losses on other securities	21.9	(5.3)	27.2
Reserve for retirement benefits	115.8	21.3	94.4
Other	227.2	1.3	225.9
Valuation allowance	(167.7)	15.5	(183.3)
Deferred tax liabilities	912.8	255.7	657.0
Unrealized gains on other securities	687.4	216.6	470.7
Net deferred gains on hedges	62.8	38.6	24.1
Revaluation gains on securities upon merger	73.3	2.6	70.6
Gains on securities contributed to employee retirement benefits trust	58.0	0.0	58.0
Other	31.2	(2.2)	33.4
Net deferred tax assets	(324.7)	(255.3)	(69.3)

(2)	Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2009	FY2010	FY2011	FY2012	FY2013	Interim FY2014
Net business profits before provision for general allowance for credit losses	863.1	1,006.5	1,022.8	1,001.5	855.9	490.6
Total credit costs	(337.8)	(166.1)	(125.3)	(56.6)	17.0	66.9
Income before income taxes	460.1	674.4	739.5	877.4	984.7	511.0
Reconciliation to taxable income	(3.7)	(24.0)	(305.1)	(561.4)	(336.2)	(108.3)
Taxable income	456.3	650.3	434.3	316.0	648.5	402.6

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2014 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deferred tax assets	49.0	6.8	42.2
Gains on securities related to employees’ retirement benefits trust	15.1	0.6	14.5
Deferred losses on hedging instruments	15.1	4.9	10.2
Write-down on investment securities	12.4	(1.3)	13.7
Allowance for credit losses	12.4	(2.1)	14.5
Other	37.0	2.0	34.9
Valuation allowance	(43.1)	2.6	(45.8)
Deferred tax liabilities	272.6	68.9	203.6
Unrealized gains on other securities	221.0	67.5	153.4
Reserve for retirement benefits	39.4	1.7	37.6
Other	12.1	(0.3)	12.5
Net deferred tax assets	(223.5)	(62.1)	(161.4)

(2)	Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2009	FY2010	FY2011	FY2012	FY2013	Interim FY2014
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	110.2	150.4	148.1	162.2	162.9	88.9
Total credit costs	(23.7)	(8.0)	(9.2)	(8.6)	18.0	9.3
Income before income taxes	52.0	101.9	113.5	173.5	184.4	105.5
Reconciliation to taxable income	23.3	(80.1)	(30.2)	(84.9)	(94.3)	(27.5)
Taxable income	75.3	21.7	83.3	88.6	90.1	77.9

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of September 2014 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of September 2014 was ¥3.03 trillion in total, an increase of ¥0.10 trillion from the balance as of the end of March 2014, mainly due to increases in CLOs, other securitized product and CMBS.

•	Net unrealized losses were ¥15 billion, improved by ¥13 billion compared to the end of March 2014.

•	P/L impact for the quarter ended September 30, 2014 was limited (¥(0.3) billion).

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2014	Net unrealized gains (losses)	Change from end of March 2014	Balance	Net unrealized gains (losses)
1	RMBS	22	(2)	4	0	0	0
2	Sub-prime RMBS	0	0	0	0	0	0
3	CMBS	394	11	(9)	4	200	(6)
4	CLOs	2,550	79	(12)	8	1,785	(7)
5	Other securitized products (card, etc.)	67	14	2	1	19	0
6	CDOs	0	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	0	0	0	0

9	Total	3,033	103	(15)	13	2,004	(13)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 85% of our investments in securitized products as of the end of September 2014, an increase of 5 percentage point compared with the end of March 2014, mainly due to an increase in highly rated CLOs.

•	AAA and AA-rated products accounted for 98% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	3	0	11	5	0	22
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	166	228	0	0	0	0	394
13	CLOs	2,386	149	13	3	0	0	2,550
14	Other securitized products (card, etc.)	21	22	0	0	0	23	67
15	CDOs	0	0	0	0	0	0	0
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	2,575	402	13	14	6	23	3,033

19	Percentage of total	85%	13%	0%	0%	0%	1%	100%
20	Percentage of total (End of March 2014)	80%	18%	1%	1%	0%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan (LBO loan)]

•	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

•	The following table shows the balances of LBO loans as of the end of September 2014.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2014
21	LBO Loan[3] (Balance on a commitment basis)	20	118	0	233	372	36
22	Balance on a booking basis	8	89	0	209	306	29

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2014 was ¥4.11 trillion (including ¥1.91 trillion in overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables

Mitsubishi UFJ Financial Group, Inc.

2. Financial Statements

BTMU Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Assets:
Cash and due from banks	20,351,570	25,416,611
Call loans	250,480	276,381
Receivables under resale agreements	408,020	235,510
Receivables under securities borrowing transactions	2,692,329	517,951
Monetary claims bought	3,167,447	3,432,264
Trading assets	4,820,098	4,999,386
Money held in trust	61,589	69,259
Securities	56,790,753	54,659,402
Loans and bills discounted	79,495,010	79,977,449
Foreign exchanges	1,969,809	2,201,223
Other assets	4,954,602	5,709,481
Tangible fixed assets	863,197	862,855
Intangible fixed assets	390,164	398,410
Prepaid pension costs	273,812	220,246
Customers’ liabilities for acceptances and guarantees	5,854,841	6,541,040
Allowance for credit losses	(651,662)	(540,830)

Total assets	181,692,063	184,976,644

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Liabilities:
Deposits	119,636,522	119,175,824
Negotiable certificates of deposit	10,507,938	11,550,513
Call money	1,774,023	1,939,207
Payables under repurchase agreements	10,273,695	7,495,921
Payables under securities lending transactions	2,048,950	1,444,419
Commercial papers	940,728	1,137,589
Trading liabilities	3,323,941	4,121,999
Borrowed money	9,505,089	11,082,563
Foreign exchanges	1,070,165	1,310,267
Bonds payable	4,202,748	4,587,900
Other liabilities	2,867,300	4,315,879
Reserve for bonuses	17,704	17,561
Reserve for bonuses to directors	147	47
Reserve for retirement benefits	7,238	7,861
Reserve for loyalty award credits	1,121	1,335
Reserve for contingent losses	42,057	66,171
Deferred tax liabilities	69,390	324,782
Deferred tax liabilities for land revaluation	149,763	149,353
Acceptances and guarantees	5,854,841	6,541,040

Total liabilities	172,293,369	175,270,241

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,907,680	3,087,366
Revenue reserve	190,044	190,044
Other retained earnings	2,717,635	2,897,322
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,997,006	2,176,693
Treasury stock	(255,700)	(645,700)

Total shareholders’ equity	8,242,213	8,031,900

Net unrealized gains (losses) on other securities	889,003	1,337,899
Net deferred gains (losses) on hedging instruments	42,858	112,725
Land revaluation excess	224,619	223,878

Total valuation and translation adjustments	1,156,480	1,674,503

Total net assets	9,398,694	9,706,403

Total liabilities and net assets	181,692,063	184,976,644

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Ordinary income	1,431,853	1,496,665
Interest income	734,411	801,444
Interest on loans and bills discounted	482,715	490,208
Interest and dividends on securities	197,739	244,386
Fees and commissions	299,646	323,680
Trading income	54,046	55,939
Other business income	216,245	196,847
Other ordinary income	127,502	118,752
Ordinary expenses	976,685	949,412
Interest expenses	171,883	176,324
Interest on deposits	47,558	52,384
Fees and commissions	72,153	76,761
Trading expenses	1,197	628
Other business expenses	93,576	44,673
General and administrative expenses	562,291	602,862
Other ordinary expenses	75,582	48,161

Ordinary profits	455,168	547,253

Extraordinary gains	4,752	707
Extraordinary losses	29,391	36,919

Income before income taxes	430,529	511,041

Income taxes-current	115,148	138,988
Income taxes-deferred	45,418	17,594

Total taxes	160,567	156,582

Net income	269,962	354,458

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Assets:
Cash and due from banks	1,480,594	4,433,816
Call loans	326,754	213,300
Monetary claims bought	15,603	9,668
Trading assets	316,744	373,115
Money held in trust	13,799	14,323
Securities	14,974,915	15,679,062
Loans and bills discounted	11,909,155	11,986,006
Foreign exchanges	7,742	21,204
Other assets	632,798	864,188
Tangible fixed assets	152,478	149,191
Intangible fixed assets	52,025	53,348
Prepaid pension costs	224,581	229,583
Customers’ liabilities for acceptances and guarantees	223,905	261,505
Allowance for credit losses	(36,821)	(27,351)

Total assets	30,294,278	34,260,963

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Liabilities:
Deposits	12,485,142	12,573,246
Negotiable certificates of deposit	4,904,701	5,355,071
Call money	720,541	1,184,444
Payables under repurchase agreements	4,756,689	4,872,177
Payables under securities lending transactions	1,344,692	2,972,730
Commercial papers	266,840	428,134
Trading liabilities	78,403	100,260
Borrowed money	1,235,202	1,452,987
Foreign exchanges	291	337
Bonds payable	430,292	476,000
Due to trust accounts	1,401,922	1,576,074
Other liabilities	446,504	789,022
Reserve for bonuses	4,415	4,222
Reserve for bonuses to directors	77	22
Reserve for contingent losses	12,641	7,395
Deferred tax liabilities	161,438	223,550
Deferred tax liabilities for land revaluation	5,262	5,211
Acceptances and guarantees	223,905	261,505

Total liabilities	28,478,966	32,282,396

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	802,540	844,978
Revenue reserve	73,714	73,714
Other retained earnings	728,826	771,264
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	589,621	632,059

Total shareholders’ equity	1,539,134	1,581,572

Net unrealized gains (losses) on other securities	301,487	428,663
Net deferred gains (losses) on hedging instruments	(18,503)	(27,408)
Land revaluation excess	(6,806)	(4,260)

Total valuation and translation adjustments	276,177	396,994

Total net assets	1,815,312	1,978,567

Total liabilities and net assets	30,294,278	34,260,963

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Ordinary income	276,011	268,808
Trust fees	39,093	42,402
Interest income	101,188	114,163
Interest on loans and bills discounted	47,389	45,673
Interest and dividends on securities	51,629	65,577
Fees and commissions	59,107	60,424
Trading income	1,800	17,306
Other business income	49,276	8,225
Other ordinary income	25,544	26,286
Ordinary expenses	188,860	158,643
Interest expenses	28,797	30,894
Interest on deposits	11,945	10,919
Fees and commissions	13,355	14,934
Trading expenses	476	—
Other business expenses	47,876	16,559
General and administrative expenses	92,559	92,918
Other ordinary expenses	5,794	3,337

Ordinary profits	87,151	110,164

Extraordinary gains	270	18
Extraordinary losses	416	4,622

Income before income taxes	87,005	105,560

Income taxes-current	15,156	31,309
Income taxes-deferred	9,214	913

Total taxes	24,371	32,223

Net income	62,633	73,336

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3)    Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Assets:
Loans and bills discounted	99,677	100,681
Securities	55,572,673	55,425,604
Beneficiary rights to the trust	43,107,562	45,296,472
Securities held in custody accounts	2,979,912	3,428,319
Monetary claims	11,307,556	10,855,011
Tangible fixed assets	9,804,352	10,279,303
Intangible fixed assets	206,970	189,201
Other claims	5,202,507	4,885,529
Call loans	1,988,311	1,986,508
Due from banking account	1,945,120	2,492,369
Cash and due from banks	2,402,507	2,742,869

Total	134,617,151	137,681,871

Liabilities:
Money trusts	21,176,266	20,400,269
Pension trusts	13,945,101	14,883,047
Property formation benefit trusts	9,871	8,815
Investment trusts	42,523,279	44,821,745
Money entrusted other than money trusts	2,770,558	3,170,250
Securities trusts	5,070,063	4,999,110
Monetary claim trusts	11,298,129	10,564,297
Equipment trusts	34,924	38,099
Land and fixtures trusts	83,043	83,139
Composite trusts	37,705,915	38,713,095

Total	134,617,151	137,681,871

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Assets:
Loans and bills discounted	31,782	28,940
Securities	68,484	108,542
Other	1,226,192	1,415,629

Total	1,326,459	1,553,112

Liabilities:
Principal	1,324,411	1,532,345
Allowance for bad debts	95	86
Other	1,953	20,680

Total	1,326,459	1,553,112

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4)	Major Items

(in millions of yen)	As of March 31, 2014	As of September 30, 2014
Total funds	52,521,082	53,220,450
Deposits	12,485,142	12,573,246
Negotiable certificates of deposit	4,904,701	5,355,071
Money trusts	21,176,266	20,400,269
Pension trusts	13,945,101	14,883,047
Property formation benefit trusts	9,871	8,815

Loans and bills discounted	12,008,833	12,086,688

Banking account	11,909,155	11,986,006
Trust account	99,677	100,681

Investment securities	70,547,588	71,104,666

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.